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                                                                    Exhibit 23.1



The Board of Directors and Stockholders
   Dover Downs Entertainment, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-8147) on Form S-8 of Dover Downs Entertainment, Inc. of our report dated February 19, 2002 relating to the consolidated balance sheets of Dover Downs Entertainment, Inc. and subsidiaries as of December 31, 2001 and 2000, and June 30, 2000, and the related consolidated statements of earnings and cash flows for the year ended December 31, 2001, the six-months ended December 31, 2000 and each of the years in the two-year period ended June 30, 2000, which report appears in the December 31, 2001 report on Form 10-K of Dover Downs Entertainment, Inc.






                                            KPMG LLP


Philadelphia, Pennsylvania
March 20, 2002